FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

7 March 2025

HSBC HOLDINGS PLC
GROUP REPORTING CHANGES

HSBC has today published details of the previously announced changes to its segmental reporting, which are effective from 1 January 2025.

In advance of the publication of HSBC Holdings plc's 1Q 2025 Earnings Release, the attached data pack presents the impact on the previously reported financial information of HSBC Holdings plc and its consolidated subsidiary undertakings (the 'Group') for each quarter in the years 2023 and 2024, and the full years 2023 and 2024, of the organisational changes outlined in the announcement on 22 October 2024, the details of which are set out on page 103 of the HSBC Holdings plc Annual Report and Accounts 2024.

A copy of the data pack is also available to view and download at: https://www.hsbc.com/investors/results-and-announcements/all-reporting

http://www.rns-pdf.londonstockexchange.com/rns/8088Z_1-2025-3-7.pdf

Effective from 1 January 2025, the Group's reporting segments under IFRS 8 'Operating Segments' comprise four businesses along with Corporate Centre:

●           Hong Kong;

●           UK;

●           Corporate and Institutional Banking ('CIB'); and

●           International Wealth and Premier Banking ('IWPB').

These replace our previously reported operating segments up to 31 December 2024.

The Hong Kong business comprises Personal Banking and Commercial Banking of HSBC Hong Kong and Hang Seng Bank.

The UK business comprises UK Personal Banking (including first direct and M&S Bank) and UK Commercial Banking including HSBC Innovation Bank.

CIB is formed from the integration of our Commercial Banking business (outside the UK and Hong Kong) with our Global Banking and Markets business.

IWPB comprises Premier banking outside of Hong Kong and the UK, our Global Private Bank, and our wealth manufacturing businesses of Asset Management and Insurance.

The data pack provides a re-presented view, for illustrative purposes only, of selected financial information for the four businesses and Corporate Centre for (i) all quarters in 2023 and 2024, and (ii) the full years 2023 and 2024, to align with the Group's operating segments effective from 1 January 2025. This re-presentation has no impact on and does not change the consolidated financial results or financial position of the Group. No additional adjustments have been made to this information other than to reflect the presentation of the Group's new operating segments and all data presented is unaudited.

The Group's reported results are prepared in accordance with International Financial Reporting Standards ('IFRSs'), as detailed in the HSBC Holdings plc Annual Report and Accounts 2024. To measure performance, the Group also uses non-GAAP financial measures, including those derived from reported results that eliminate foreign currency translation differences between periods.

Constant currency performance is computed by adjusting comparative period reported results for the effects of foreign currency translation differences, which distort period-on-period comparisons.

The Group considers that constant currency performance provides useful information for investors by aligning internal and external reporting, and reflects how management assesses period-on-period performance.

Investor enquiries to:

Neil Sankoff, Global Head of Investor Relations, +44 (0) 20 7991 5072

Yafei Tian, Head of Investor Relations, Asia-Pacific, +852 2899 8909

Media enquiries to:

pressoffice@hsbc.com             +44 (0) 20 7991 8096

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 58 countries and territories. With assets of US$3,017bn at 31 December 2024, HSBC is one of the world's largest banking and financial services organisations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This announcement contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as 'may,' 'intends,' 'plan,' 'will,' 'should,' 'potential,' 'reasonably possible' or 'anticipates' or the negative thereof or similar expressions, or by discussions of strategy. The Group has based the forward-looking statements on current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about the Group, as described under 'Cautionary statement regarding forward-looking statements' contained in the HSBC Holdings plc Annual Report on Form 20-F for the year ended 31 December 2024, filed with the Securities and Exchange Commission ('SEC') on [20] February 2025 (the '2024 Form 20-F'). The Group undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates. Additional information, including information on factors which may affect the Group's business, is contained in the 2024 Form 20-F.

Alternative Performance Measures

This announcement and the materials referred to herein contain non-IFRS measures used by management internally that constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with SEC rules and regulations ("Alternative Performance Measures"). The primary Alternative Performance Measures we use are presented on a "constant currency" basis which is computed by adjusting comparative period reported results for the effects of foreign currency translation differences, which distort period-on-period comparisons. Reconciliations between Alternative Performance Measures and the most directly comparable measures under IFRS are provided in our 2024 Form 20-F, which is available at www.hsbc.com.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 07 March 2025